Filed by AT&T Corp.
              Pursuant to Rule 425 under the Securities Act of 1933
                    and deemed filed pursuant to Rule 14a-12
                    under the Securities Exchange Act of 1934
                           Subject Company: AT&T Corp.
                          Commission File No. 001-01105

                         AT&T intends to distribute the
                             following information
                                on July 1, 2002:


Show Your Moxie, Vote Your Proxy

Retiree shareholders are reminded to vote their shares before the 2002 AT&T Annual Meeting of Shareholders, which will be held at 9:30 a.m. Eastern time on Wednesday, July 10, in Charleston, S.C.

To make sure your vote is counted, please be aware that both the telephone and Internet voting facilities will close at noon on Wednesday July 10. If you vote by telephone or Internet, it is not necessary to return your proxy card. However, if you elect to vote your shares by mail, you should also be aware that all proxy cards must be postmarked by Wednesday July 10.

VOTING ITEMS

As part of the AT&T Annual Meeting process, shareholders are being asked to vote on several proposals:

o Items related to the proposed merger of the AT&T Broadband and Comcast Corporation and the AT&T Comcast charter*
          *Approval of the AT&T Comcast charter is a condition to completion of the proposed merger of AT&T Broadband and Comcast. Therefore, if AT&T shareholders wish to approve the proposed merger of AT&T Broadband and Comcast, they must also approve the AT&T Comcast charter.
o Items related to the proposed creation of an AT&T Consumer Services tracking stock
o    One-for-five reverse stock split
o    Election of Directors
o    Ratification of Auditors
o    Five shareholder proposals

Your vote is important and our retiree shareholders are encouraged to vote their shares.

                                      # # #

Realization of the broadband vision

The goal for the merger of AT&T Broadband and Comcast Corp. announced in December - which will be voted on at the July 10 shareholder meeting - is simple: maximize the creation of shareholder value.

The management teams of AT&T and Comcast are confident the $72 billion deal meets this goal, and that the merged company will provide more services to more people more quickly than if the companies stayed independent.

In a joint proxy statement filed in mid-May, AT&T and Comcast explain the merger in detail, and then outline two separate votes that will be taken - one on the agreement itself, and one on the AT&T Comcast governance charter. Both proposals must be approved for the merger to move forward.

Both AT&T and Comcast bring considerable strengths to the table for the creation of the proposed merged company:

o AT&T Broadband is the United States' largest broadband services company, providing television entertainment services to more than 13.4 million customers across the nation as of the end of the first quarter of 2002. The company also provides advanced services, such as digital cable, high-speed cable Internet services and competitive local phone service.

o Comcast is the country's third-largest provider of cable services, with more than 8.5 million customers as of the end of the first quarter 2002, and is expanding its cable operations to deliver digital services and high-speed Internet service.

AT&T Comcast Corp. would be the United States' premier broadband services provider, serving about 22 million subscribers. It would work toward bringing greater choice in affordable broadband video, voice and data services to more than 38 million homes passed by its cable systems. The new company's footprint includes 17 of the 20 largest metropolitan areas in the country. Its scale will allow it to accelerate the development and deployment of new broadband applications, such as video on demand and interactive television.

About the deal

The merger proposal AT&T accepted calls for AT&T shareholders to own a 56 percent economic stake and about a 66 percent voting interest in the new company. The Roberts family, which owns Comcast Class B shares, will control one third of the new company's outstanding voting interest. AT&T shareholders will receive approximately 0.34 shares of AT&T Comcast Corp. for each share of AT&T they own (subject to adjustment based on the number of AT&T shares at closing).

The approximate 0.34 shares of AT&T Comcast Corp. that AT&T shareholders would receive represented a value equivalent to $13.07 per AT&T share based on Comcast's closing share price on Dec. 19, 2001. AT&T shareholders also will retain complete ownership of AT&T's traditional communications businesses.

With this unanticipated but welcome change in how the independence of AT&T Broadband will come about, the AT&T restructuring plan of October 2000 remains: create new businesses, with each to become a publicly held business that trades as a common stock or a tracking stock.

Terms of the merger will accelerate by a few months the departure of AT&T Chairman and CEO Mike Armstrong. Armstrong will serve as chairman of the new AT&T Comcast Corp. when the merger closes, instead of retiring from AT&T in May 2003 as he had planned. Until the deal closes, Armstrong will remain Chairman and CEO of AT&T.

                                      # # #


Additional information and where to find it

In connection with the proposed transactions, AT&T and Comcast will file a joint proxy statement/prospectus with the Securities and Exchange Commission (SEC). Investors and security holders are urged to carefully read the joint proxy statement/prospectus regarding the proposed transactions when it becomes available because it will contain important information. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents containing information about AT&T and Comcast, without charge, at the SEC's Web site (http://www.sec.gov). Free copies of AT&T's filings may be obtained by directing a request to AT&T Corp., 295 N. Maple Ave., Basking Ridge, N.J. 07920, Attention: Investor Relations. Free copies of Comcast's filings may be obtained by directing a request to Comcast Corp., 1500 Market Street, Philadelphia, Pa., 19102-2148, Attention: General Counsel.

Participants in solicitation

AT&T, Comcast and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in connection with the proposed merger. Information concerning AT&T's participants in the solicitation is set forth in AT&T's Annual Report for the year ended Dec. 31, 2000, filed with the SEC on April 2, 2001, and amended on April 17, 2001, and the proxy statement for its special meeting of stockholders, filed with the SEC on July 3, 2001. Information concerning Comcast's participants in the solicitation is set forth in a filing made by Comcast with the SEC pursuant to Rule 14a-12 on July 9, 2001.